DAIWA 台和商事控股有限公司
DAIWA ASSOCIATE HOLDINGS LIMITED
11/f.,Block G. East Sun Industrial Centre, 16 Shing Yip Street. Kwun Tong, Kowloon, Hong Kong
TEL: (852)-2341-3351 FAX: (852)-2797-8275

SUPPL

BY Registered air-mail

Exemption No. 82-4402

09046761

31 July 2009

SEC
Mail Processing
Section
AUG 10 2009
Washington, DC
100

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs

Daiwa Associate Holdings Ltd - Announcement of Annual Results 2008/2009
Exemption No. 82-4402

On behalf of Daiwa Associate Holdings Limited, a company incorporated in Bermuda and listed in Hong Kong, we are furnishing herewith the documents described below pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

The Company's Announcements and Annual Report regarding its consolidated annual results for the year ended 31 March 2009 are available for viewing on the website of Hong Kong Exchange and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and at the website of Daiwa Associate Holdings Limited at *http://www.daiwahk.com/news.phtml*.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

If you have any question, please feel free to contact me at (852) 2329 2678, by fax at (852) 2797 8657 or by email at rick-man@daiwahk.com.

dlw 8/14

DAIWA 台和商事控股有限公司
DAIWA ASSOCIATE HOLDINGS LIMITED

11/f.,Block G. East Sun Industrial Centre, 16 Shing Yip Street. Kwun Tong, Kowloon, Hong Kong
TEL: (852)-2341-3351 FAX: (852)-2797-8275

Yours truly
For and on behalf of the Board
Daiwa Associate Holdings Limited

Rick MAN
Company Secretary
Encl.

c.c. Ms Irene Fung – BNY Hong Kong Office by fax : (852) 2877 0863

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock code: 1037)

RESULTS FOR THE YEAR ENDED 31 MARCH 2009

On behalf of the Board of Directors, I would like to present to shareholders the annual results of Daiwa Associate Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 March 2009.

I am taking this opportunity to express our gratitude to the Group's staff for their contributions enabling the Group to work through an unprecedented tough business environment amid the global financial tsunami.

RESULTS AND DIVIDEND

Turnover was reported as HK$1,542 million (2008: HK$1,911 million) for the year ended 31 March 2009, which indicates a drop of 19% from last financial year. Gross profit dropped by 25% to HK$143.5 million (2008: HK$189.9 million). The decline is mainly caused by the partial disposal of the Group's shareholding in a subsidiary in February 2008 resulting in ceasing the operation to be a subsidiary of the Group and becoming an associated company. The turnover attributable to this operation was no longer consolidated into the Group's accounts. Excluding this effect, turnover dropped by 3% (2008 adjusted: HK$1,586 million) and gross profit dropped by 13% (2008 adjusted: HK$163.9 million) respectively.

For the year ended 31 March 2009:

— The earnings before interest, tax, depreciation and amortization (EBITDA) are HK$35.2 million (2008: HK$42.3 million).

— The operating profit (EBIT) of the Group is HK$17.3 million (2008: HK$24.5 million).

— The basic earnings per share is HK2.34 cents (2008: HK2.30 cents).

The Board of Directors has recommended the payment of a final dividend of HK0.5 cent per ordinary share payable to shareholders whose names appear on the Register of Members of the Company on 4 September, 2009. Subject to the shareholders' approval at the forthcoming annual general meeting, the dividend will be payable on 29 September, 2009. During the year, the Group announced an interim dividend of HK0.3 cent per ordinary share.

LIQUIDITY AND FINANCIAL RESOURCES

At 31 March 2009, the Group's net current assets amounted to HK$178.1 million (2008: HK$189.1 million) and the shareholders' funds were HK$384.1 million (2008: HK$387.8 million). The total bank loan and finance lease were HK$195.8 million and the net gearing ratio which is defined as total borrowings after netting off cash and cash equivalents, to shareholders' funds, excluding minority interests, is 0.19. The year-end cash and bank balances increased from HK$103.4 million to HK$124.6 million.

At 31 March 2009, total available banking facilities of the Group were approximately HK$332 million, of which HK$100 million was unutilized. Finance lease obligations outstanding on the same date amounted to HK$1.1 million (2008: HK$2.5 million). The Company issued corporate guarantees to banks for granting of banking facilities to subsidiaries. At 31 March 2009, total amount of corporate guarantee committed was HK$394 million.

The Group's assets are mostly financed by shareholders' funds, trade payables, finance lease and bank borrowings. Trade payables are repayable within one year. Bank borrowings composed of trade financing repayable within one year and term loans repayable in instalments for more than one year. Total bank borrowings as at year end date were reduced by 11% when compared with last reported year.

The borrowings are mostly denominated in Hong Kong dollars to prevent currency risk. The Group's cash and cash equivalents are mainly denominated in Hong Kong dollars, US dollars, Canadian dollars and Renminbi. The Group has engaged in foreign currency forward contracts with banks to hedge certain daily foreign currency trade payments to control the conversion risk arising from foreign currency transactions. Other than forward contract, the Group continuously matches the payments and receipts of foreign currency arising from routine purchases and sales. Combining these methods, the Group is able to control and minimize the financial cost and exchange risk. Most of the Group's borrowings are interest bearing at floating rates which are in reference to the Hong Kong HIBOR rate.

To reserve more financial resources, inventory level was decreased to HK$205.3 million from HK$238.6 million of last financial year. Average stock turnover is controlled to less than 60 stock turnover days. The trade receivables and payables decreased in line with the drop in turnover.

In the reported year, the Group repurchased 586,000 ordinary shares in the open market. The purchase prices ranged from HK$0.24 to HK$0.45 per share.

BUSINESS REVIEW AND PROSPECT

In this reported year, other than the global financial crisis, the cost of manufacturing kept increasing by complying to new labour policies of China, together with the sharp rise of raw material costs and the appreciation of Renminbi ("Rmb"), the Management had introduced a series of risk management strategies in the aspects of controlling inventory levels, eliminating low margin business, minimizing capital expenditures and tightening credit control policy to meet the challenges brought forward from the above adverse effects. Turnover for this reported period therefore had been scaled down.

Notwithstanding we had been operating our business more prudently, it was encouraging to see that business in the Electronic Components Manufacturing/Distribution segment and EMS (Electronic Manufacturing Services) segment (excluding the effect of reclassification of associated company) recorded a fair growth.

Since the Group had disposed some shares of a subsidiary in loudspeaker business in February 2008, the effect made the consolidated turnover of the Group dropped by 19% to HK$1,542 million (2008: HK$1,911 million); and the gross profit of the Group was dropped by 25% to HK$143.5 million (2008: HK$189.9 million) when compared to last financial year. After this effect was netted, the adjusted turnover drop was 3% (2008 adjusted: HK$1,586 million) and the gross profit was dropped by 13% (2008 adjusted: HK$163.9 million).

The Group is engaged in the following major businesses, namely:

— Electronic Components Distribution and Manufacturing;

— EMS (Contract Electronic Manufacturing Services);

— Consumer Electronics Manufacturing; and

— Personal Computer Distribution.

Electronic Components — Distribution and Manufacturing

In the reported year, despite the adverse marketing environment, turnover of this segment rose to HK$911.9 million (2008: HK$800.6 million) representing a growth of 14% when compared with last financial year. Gross profit was HK$80.7 million, which was similar to that of last year (2008: HK$81.7 million).

Business in this segment is to act as authorized distributor of various renowned brand names including the Group's own manufactured electronic components. Major customers are manufacturers in Hong Kong and PRC. Products of this segment includes diodes, transistors, integrated circuits (IC), power modules, MCU, MCP, CPU, memory chips and display modules etc. Applications of these components are mobile phones, electronic toys, power supplies, radio, CD players, DVD players, TV, MP3/MP4 and amplifiers. This segment also provides professional design service for MCUs for solutions of air-conditioner, MP3, electrical bicycle, iPod dockings as well as power management modules.

The Group has more than 25 years of experience in this segment. Other than the solid base in Hong Kong, the Group is one of the biggest distributors pioneer to penetrate in the PRC market for more than 20 years. The Group has built up strong sales network and good logistic foundation in major PRC cities by the joint management between Hong Kong and local Chinese elites. The performance of Shenzhen and Shanghai sales office were outstanding among competitors. In order to explore further business opportunities, the Group had further strengthened the engineering capability in providing total solutions to customers.

The Group has maintained an array of authorized distributorships with renowned suppliers such as Toshiba, Panasonic, On-semiconductor, Freescale, Lite-on, Arnold Magnetic, Chino-Excel Technology Corp (CET), Elan Microelectronics Corp , Kyocera, Diodes, Rohm, Silicon Laboratory, HTC, ON Bright, Magnetic Inc., and CDIL.

As the result of successful penetration in the mobile phone solutions, the impetus withstood the negative effect of financial tsunami in this segment.

EMS (Contract Electronic Manufacturing Service)
The Group engaged in the production of telecommunication modules in mobile phone base stations, active antennas, radar parts, electronic modules in automobiles as well as PCB assembly for industrial purpose products. The team was also equipped with new fast speed SMT production lines with nitrogen filled furnaces, precise screen solder paste application printer, Rohs standard identifying equipments as well as X-ray failure analyzer.

The EMS business so recorded reflected a turnover of HK$203.8 million (2008: HK$508.8 million), representing a decrease of 60%. The gross profit decreased by 59% to HK$23 million (2008: HK$55.8 million) when compared with last year.

Coping with the financial crisis, the Group started to consolidate the low profit making investments to reduce the Group's management involvement and funding. In February 2008, the Group had disposed part of its shareholding interest in a Japan subsidiary of loudspeaker manufacturing resulting in ceasing the operation to be a subsidiary of the Group and becoming an associated company. Accordingly, the said company was no longer consolidated in the Group's accounts, giving rise to almost all the substantial reduction in turnover in this segment.

Excluding the above stated effect, turnover of the core EMS business grew by 10% (2009: HK$179.6 million; 2008: HK$163.9 million) but gross profit dropped by 23% (2009: HK$21.4 million; 2008: HK$27.8 million) due to severe rise of labour and raw material cost.

With effective and continuous engineering investments both in development, manufacturing process, and quality, the Group gained special recognition from core customers not only rewarded as one of the few manufacturers in Wide-Band Combiners, a very crucial part in mobile phone base stations, but also gained transferring business from competitors. In order to cope with the projected growth of business in this segment, a new production floor equipped with clean rooms were added.

The Group also started to explore the possibility of co-development of new products with customers. The Group believed that this direction of EMS production will bring the Group to be distinct among competitors.

Consumer Electronics Manufacturing
The Group was cautious on the continuous escalating raw material cost and labour cost; eliminating low profit margin products and keeping the Group from the risk of losses.

In the reported year, turnover of the OEM and ODM manufacturing of consumer electronics in the reporting year was HK$118.1 million (2008: HK$120.2 million) and gross profit of HK$9.5 million (2008: HK$9.3 million) and the result in this segment reflected the prudent management strategies kept the business from being affected by the economic crisis and maintained similar to the level in the previous year.

To equip the Group to a better position in the coming years, new models developed by niche solutions and professional product identities such as internet radio, iPod docking music boom boxes, multi-interface mini-compo hi-fi as well as special feature clock-radios brought good attentions from direct customers.

The replacement of labour force by automatic machines also enable this segment be less dependent on the negative effects from labour cost and supply.

The new setting up of R&D in telecommunications leads the Group into a new era of products. Thanks to the bi-product of economic depression that enabled the Group could recruit adequate professional personnel from Hong Kong and Korea. The newly recruited engineers and marketing experts in DECT Cordless Phone and Two Way Radio had paved the way of the Group's success in the field of telecommunications.

To further enhance the capability in consumer electronics, the Group had established successfully tooling and mould division. The setting up of new plastic injection machines with silk screening printing and clean-room paint-spraying workshop can further upgrade the Group in a better position with good competitive edge.

Personal Computer Distribution
Turnover of this segment was HK$308.3 million (2008: HK$481.4 million) which represented a decrease of 36% in the reported year. Gross profit also decreased by 30% to HK$30.3 million (2008: HK$43 million). The decrease in turnover in this segment was mainly as a result of the economic decline in the North America and the global price reduction of personal computer products. However, the depreciation of Canadian dollar accounted for about one-third of the drop when turnover was translated from Canadian dollar into Hong Kong dollar in the consolidated financial statements.

Business in this segment mainly comes from the distribution of personal computer products in North America. Products in this segment are motherboards, display cards, hard disk drives, optical storage device, computer cases, power supply, software memory modules, desk-top computer, notebook, netbook computers and computer accessories.

To compensate the slow business in this segment, Canada office had successful launched into the market of memory devices. Together with the support from Microsoft in distribution of software, the impact of finance tsunami would be lessened.

FUTURE PROSPECT

The recent financial tsunami has caused an adverse ripple effect across the financial markets and the global economy. Drawing experience in dealing with challenges in the past, the Group has exercised extra prudence on managing its trade receivables, inventory and liquidity. Tied up funding across the operation level of the Group has been well planned and secured the Group in a good cash flow position.

Financial tsunami has forced a survival game among factories. Numbers of competitor factories closed down in the recent months and the number and orders have been concentrated. Although the economic recession has not yet been recovered, job orders and business enquiries for EMS, OEM and ODM manufacturing services to the Group was extraordinarily busy.

The Group has already started to launch Consumer Audio products to the wholesales market in PRC. As a starting point to kick-off, the Group has already gained a co-development project with one of the PRC's renowned consumer electronics brand to produce a broadband Wi-Fi audio and visual product.

The other orders confirmed in Consumer Audio Electronics have significant profit improvement. Most of the new models in these segment gains good recognitions from direct customers without going through middle exporters and the Management believes that the performance in this sector will be more positive in the coming financial year.

In telecommunication product segment, after the spear-headed investment in this development, initial orders have already been confirmed and shipments have started from the first quarter of the coming financial year. Under the request from customers, the Group has already finished renovation a whole floor of workshop and fully equipped to cater for the upcoming orders of this segment. The Management strongly believes that the contribution from this new segment would bring the Group to a new page.

In the segment of EMS, just right after the reported period, it is delighted that other than those increased orders transfer from competitors of existing customers, enquiries from new customers are frequent. The Group has just finished moving a whole factory equipment of a new USA customer from Shanghai to the Group's Heyuan factory site and is now conducting pre-production and qualification process. The Group has confidence to have double digit growth of turnover in the coming financial year.

In segment of the distribution of electronic components, after the efforts in development in the solution of mobile phone and audio-visual applications in previous year, the Group has gained fruitful returns from new customers. At the same time, the Group has already started to negotiate with new distribution line from renowned overseas manufacturers and will intake a few supply lines in the coming financial year.

As the PRC starts to grant more incentives to encourage Taiwanese factories in Fu Jian province, the Group will also set up a new sales office in Amoy (Xiamen) in the coming quarter. To enhance the penetration and network in distribution, the Group is looking for opportunities to acquire proper operations in the industry as impetus of growth. The Management believes that the business in this segment in the coming year will have a double digit growth.

As a summary, the Management strongly believes that the coming financial year will be a positive year for the overall business.

Employees

At 31 March 2009, the Group employed a total of approximately 3,500 employees (31 March 2008: 6,000 employees; 30 September 2008: 4,500 employees) located in Hong Kong, Canada and PRC. The gradual reduction in labour force was enabled mainly by automation of production lines.

The Group's remuneration policy is in line with the prevailing market practices and is determined on the basis of performance and experience of the individual. Sales personnel are remunerated by salaries and incentives in accordance with the achievement of their sales target. General staff are offered year-end discretionary bonuses, which are based on the divisional performance and individual appraisals. The Group also provides a Mandatory Provident Fund or ORSO scheme and medical benefits to all Hong Kong employees. Pursuant to the terms and conditions of the share option scheme adopted by the Company on 18 August 2005, the Group may grant share options to directors and eligible employees. Up to 31 March 2009, no share options had been granted.

The Group is committed to devoting more resources in providing internal and external training to the employees. In addition to sending staff to participate in seminars and lectures, the Group continues to recommend qualified staff to take part in professional courses such as the ISO9000, TS16949 and Six-Sigma Quality Systems. The training programs not only enhance employees' career development and professional knowledge, but also contribute to upgrade the management system of the Group.

CONSOLIDATED INCOME STATEMENT

For the year ended 31 March 2009

	Note	2009 HK$'000	2008 HK$'000
Turnover	3	**1,542,134**	1,911,025
Cost of sales	5	**(1,398,671)**	(1,721,155)
Gross profit		**143,463**	189,870
Other income		**829**	778
Other gains — net	4	**19,436**	6,995
Selling and distribution expenses	5	**(26,771)**	(31,488)
General and administrative expenses	5	**(119,667)**	(141,668)
Operating profit		**17,290**	24,487
Finance costs — net	6	**(7,826)**	(8,459)
Share of loss of an associated company		**—**	(2,519)
Profit before income tax		**9,464**	13,509
Income tax expense	7	**(2,735)**	(5,925)
Profit for the year		**6,729**	7,584
Attributable to:			
Equity holders of the Company		**7,115**	6,891
Minority interests		**(386)**	693
		6,729	7,584
Dividends	8	**2,429**	4,184
Earnings per share for profit attributable to equity holders of the Company during the year			
— Basic	9	**HK2.34 cents**	HK2.30 cents
— Diluted	9	**HK2.34 cents**	HK2.26 cents

CONSOLIDATED BALANCE SHEET
As at 31 March 2009

	Note	2009 HK$'000	2008 HK$'000
Non-current assets			
Goodwill		22,704	28,199
Property, plant and equipment		198,784	194,544
Leasehold land and land use rights		21,312	25,208
Interest in a jointly controlled entity		1	1
Interest in an associated company		—	—
Deferred income tax assets		172	1,386
Available-for-sale financial assets		168	319
Other assets		710	710
		243,851	250,367
Current assets			
Inventories		205,304	238,574
Trade and notes receivables	10	139,632	185,589
Amount due from an associated company		14,855	17,637
Prepayments, deposits and other receivables		16,885	15,347
Derivative financial instruments		235	—
Cash and cash equivalents		124,556	103,388
		501,467	560,535
Total assets		745,318	810,902
Equity			
Capital and reserves attributable to equity holders of the Company			
Share capital		30,364	30,423
Reserves		353,732	357,340
		384,096	387,763
Minority interests		475	881
Total equity		384,571	388,644
Non-current liabilities			
Borrowings		34,053	45,346
Deferred income tax liabilities		3,347	5,480
		37,400	50,826

	Note	2009 HK$'000	2008 HK$'000
Current liabilities			
Borrowings		**161,788**	173,567
Trade payables	*11*	**138,826**	161,071
Accruals and other payables		**20,083**	28,272
Current income tax liabilities		**2,616**	2,243
Derivative financial instruments		**34**	6,279
		323,347	371,432
Total liabilities		**360,747**	422,258
Total equity and liabilities		**745,318**	810,902
Net current assets		**178,120**	189,103
Total assets less current liabilities		**421,971**	439,470

Notes:

1. General information

Daiwa Associate Holdings Limited ("the Company") is a limited liability company incorporated in Bermuda on 3 February 1994 as an exempted company under Companies Act 1981 of Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 14 April 1994.

The Company and its subsidiaries (together "the Group") are principally engaged in the design, development, manufacturing and distribution of electronic components, contract electronic manufacturing services and consumer electronics, and the manufacturing and distribution of personal computer and digital products. The Group operates mainly in Hong Kong, Mainland China and Canada.

2. Basis of preparation

The consolidated financial statements of Daiwa Associate Holdings Limited have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They are prepared under the historical cost convention except that certain financial assets and financial liabilities (including derivative financial instruments) are measured at fair value, as appropriate.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

The following new amendments and interpretations are mandatory for the accounting period beginning on or after 1 April 2008.

HKAS 39 and HKFRS 7 (Amendments)	Reclassification of Financial Assets
HK(IFRIC)-Int 12	Service Concession Arrangements
HK(IFRIC)-Int 14	The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Except for the Amendments to HKAS 39 and HKFRS 7, these interpretations to financial statements are not relevant to the Group's operations and consequently do not have a significant impact to the consolidated financial statements.

The Amendments to HKAS 39 and HKFRS 7 permit reclassification of certain financial assets out of the held-for-trading and available-for-sale categories if specified conditions are met. The related amendment to HKFRS 7, "Financial instruments: Disclosures", introduces disclosure requirements with respect to financial assets reclassified out of the held-for-trading and available-for-sale categories. The amendment is effective from 1 July 2008. This amendment does not have any impact on the consolidated financial statements, as the Group has not reclassified any financial assets.

The following new standards, amendments to standards and interpretations have been issued but are not effective and have not been early adopted by the Group.

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[2]
HKAS 32 and HKAS 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[1]
HKAS 39 (Amendment)	Eligible Hedged Items[2]
HKFRS 1 (Revised)	First-time Adoption[2]
HKFRS 1 and HKAS 27 (Amendments)	Cost of Investments in a Subsidiary, Jointly Controlled Entities or Associates[1]
HKFRS 2 (Amendment)	Share-based Payment Vesting Conditions and Cancellations[1]
HKFRS 3 (Revised)	Business Combinations[2]
HKFRS 7 (Amendment)	Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC)-Int 9 and HKAS 39	Embedded Derivatives[5]
HK(IFRIC)-Int 13	Customer Loyalty Programmes[3]
HK(IFRIC)-Int 15	Agreements for the Construction of Real Estate[1]
HK(IFRIC)-Int 16	Hedges of a Net Investment in a Foreign Operation[4]
HK(IFRIC)-Int 17	Distributions of Non-cash Assets to Owners[2]
HK(IFRIC)-Int 18	Transfers of Assets from Customers[6]

[1] Effective for annual periods beginning on or after 1 January 2009
[2] Effective for annual periods beginning on or after 1 July 2009
[3] Effective for annual periods beginning on or after 1 July 2008
[4] Effective for annual periods beginning on or after 1 October 2008
[5] Effective for annual periods ending on or after 30 June 2009
[6] Effective for transfer of assets from customers received on or after 1 July 2009

The effect that the adoption of HKFRS 3 (Revised) and HKAS 27 (Revised) will have on the results and financial position of the Group will depend on the incidence and timing of business combinations occurring on or after 1 April 2010.

The directors anticipate that the adoption of other new standards, amendments and interpretations to standards will not result in a significant impact on the results and financial position of the Group.

In addition, HKICPA also published a number of amendments for the existing standards under its annual improvement project issued in October 2008 and May 2009. These amendments are not expected to have a significant financial impact on the results and financial position of the Group.

3. Turnover and segment information

	Group	
	2009	2008
	HK$'000	*HK$'000*
Turnover		
Sales of goods	**1,542,134**	1,911,025

(a) Primary reporting format — business segments:

At 31 March 2009, the Group is organised into three main business segments:

(i) Manufacturing and distribution of electronic components ("Electronic Components");

(ii) Contract electronic manufacturing service and consumer electronics ("EMS and Consumer Electronics"); and

(iii) Manufacturing and distribution of personal computers and digital products ("PC and Digital Products").

	Electronic Components		EMS and Consumer Electronics		PC and Digital Products		Eliminations		Group	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Turnover										
External sales	**911,887**	800,649	**321,898**	629,019	**308,349**	481,357				
Inter-segment sales	**1,680**	1,251	**4,257**	—	**—**	—	**(5,937)**	(1,251)		
	913,567	801,900	**326,155**	629,019	**308,349**	481,357	**(5,937)**	(1,251)	**1,542,134**	1,911,025
Segment results	**18,470**	23,196	**(2,067)**	7,641	**2,529**	7,476			**18,932**	38,313
Unallocated income									**11,817**	6,063
Unallocated expenses									**(13,235)**	(18,363)
Finance costs									**(8,050)**	(9,985)
Share of loss of an associated company									**—**	(2,519)
Income tax expense									**(2,735)**	(5,925)
Profit for the year									**6,729**	7,584

Inter-segment sales are accounted for at mutually agreed prices and eliminated on consolidation.

	Electronic Components		EMS and Consumer Electronics		PC and Digital Products		Group	
	2009	2008	2009	2008	2009	2008	2009	2008
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Assets								
Segment assets	**330,421**	364,845	**317,826**	321,927	**70,504**	96,044	**718,751**	782,816
Unallocated assets							**26,567**	28,086
Total assets							**745,318**	810,902
Liabilities								
Segment liabilities	**105,456**	98,194	**27,724**	53,359	**24,119**	36,939	**157,299**	188,492
Unallocated liabilities							**203,448**	233,766
Total liabilities							**360,747**	422,258
Other information								
Capital expenditure	**2,397**	5,905	**21,838**	37,123	**517**	519	**24,752**	43,547
Depreciation and amortisation	**5,207**	5,348	**12,263**	12,080	**406**	338	**17,876**	17,766
Write-down of inventories	**3,233**	6,220	**3,285**	—	**—**	—	**6,518**	6,220
Impairment of trade receivables	**1,433**	1,165	**280**	—	**696**	533	**2,409**	1,698

Segment assets consist primarily of goodwill, property, plant and equipment, leasehold land and land use rights, inventories, receivables and operating cash, and mainly exclude investments and certain corporate assets.

Segment liabilities comprise operating liabilities and exclude items such as current income tax liabilities, deferred income tax liabilities, corporate accruals and corporate borrowings.

Capital expenditure comprises additions to property, plant and equipment, and leasehold land and land use rights.

(b) **Secondary reporting format — geographical segments:**

The Group's three business segments operate in four main geographical locations. The following table provides an analysis of the Group's turnover, capital expenditure and total assets by geographical locations.

	Turnover		Capital expenditure		Total assets	
	2009	2008	**2009**	2008	**2009**	2008
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong and Mainland China	**893,885**	791,114	**24,235**	43,027	**674,814**	745,974
North America	**418,827**	593,389	**517**	520	**70,504**	64,928
Europe	**193,203**	175,313	**—**	—	**—**	—
Japan	**16,484**	326,573	**—**	—	**—**	—
Other Asian countries	**19,735**	24,636	**—**	—	**—**	—
	1,542,134	1,911,025	**24,752**	43,547	**745,318**	810,902

Turnover is allocated based on the location of customers.

Capital expenditures and total assets are allocated based on the location of those assets.

4. Other gains — net

	2009	2008
	HK$'000	*HK$'000*
Gain on disposal of property, plant and equipment and leasehold land and land use rights	**11,805**	25
Fair value gain/(loss) on derivative financial instruments	**6,480**	(2,990)
Net exchange gains	**1,151**	9,960
	19,436	6,995

5. **Expenses by nature**

	2009 *HK$'000*	2008 *HK$'000*
Changes in inventories of trading merchandise, finished goods and work-in-progress	**20,688**	8,551
Trading merchandise, raw materials and consumables used	**1,287,760**	1,614,300
Auditor's remuneration	**2,233**	2,380
Amortisation of leasehold land and land use rights	**595**	649
Depreciation		
— owned property, plant and equipment	**17,006**	16,267
— property, plant and equipment held under finance leases	**275**	850
Employment benefit expenses (including directors' emoluments)	**137,132**	166,226
Impairment of trade receivables (included in general and administrative expenses)	**2,409**	1,698
Write-down of inventories	**6,518**	6,220
Operating lease rental in respect of land and buildings	**6,955**	6,972
Travelling and office expenses	**18,476**	21,400
Transportation expenses	**6,980**	10,336
Advertising costs	**1,019**	944
Repair and maintenance expenses	**3,219**	4,517
Other expenses	**33,844**	33,001
	1,545,109	1,894,311
Representing:		
Cost of Sales	**1,398,671**	1,721,155
Selling and distribution expenses	**26,771**	31,488
General and administrative expenses	**119,667**	141,668
	1,545,109	1,894,311

6. **Finance costs — net**

	2009 *HK$'000*	2008 *HK$'000*
Interest income from bank deposits	**224**	1,526
Interest expense on bank loans wholly repayable within five years	**(6,923)**	(9,818)
Interest element of finance leases	**(154)**	(167)
Others	**(973)**	—
	(8,050)	(9,985)
Finance costs — net	**(7,826)**	(8,459)

7. **Income tax expense**

Hong Kong profits tax has been provided for at the rate of 16.5% (2008: 17.5%) on the estimated assessable profits arising in or derived from Hong Kong. Companies established and operated in Mainland China are subject to PRC corporate income tax at the rate of 25% (2008: 25% to 33%). Companies established and operated in Canada are subject to Canadian income tax at the rate of 35% (2008: 35%).

	2009	2008
	HK$'000	*HK$'000*
Current taxation		
— Hong Kong profits tax	**1,762**	1,014
— PRC corporate income tax	**1,259**	2,985
— Canada income tax	**633**	1,548
Deferred taxation relating to the origination and reversal of temporary differences	**(919)**	378
	2,735	5,925

8. **Dividends**

	2009	2008
	HK$'000	*HK$'000*
Interim, paid, of HK0.3 cents (2008: HK1 cent) per share *(note (i))*	**911**	3,038
2007 final, paid, of HK1.5 cents per share *(note (ii))*	**—**	385
Final, proposed, of HK0.5 cents (2008: HK0.25 cents) per share *(note (iii))*	**1,518**	761
	2,429	4,184

Notes:

(i) At a meeting held on 27 November 2008, the Company's directors declared an interim dividend of HK0.3 cents per share, totalling HK$911,000, which was paid on 9 January 2009.

In December 2007, the Company's directors declared an interim dividend of HK1 cent per share, totalling HK$3,038,000, which was paid on 7 January 2008.

(ii) At a meeting held on 27 July 2007, the Company's directors proposed a final dividend of HK1.5 cents per share for the year ended 31 March 2007. All qualifying shareholders as of 24 August 2007 will be entitled to these dividends. During the period from 27 July 2007 and 24 August 2007, 25,666,667 warrants were utilised to subscribe for 25,666,667 shares of the Company at a subscription price of HK$0.40 to HK$0.50 per share. Consequently, an additional dividend of HK$385,000 was paid during the year as part of the final dividend for the year ended 31 March 2007.

(iii) At a meeting held on 21 July 2009, the Company's directors proposed a final dividend of HK0.5 cents per share. This proposed dividend is not reflected as a dividend payable in these financial statements and will be reflected as an appropriation of retained profits for the year ending 31 March 2010.

9. Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2009	2008
Profit attributable to equity holders of the Company *(HK$'000)*	**7,115**	6,891
Weighted average number of ordinary shares in issue *('000)*	**303,895**	299,149
Basic earnings per share *(HK cents per share)*	**2.34**	2.30

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all the Company's outstanding warrants. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the warrants.

	2009	2008
Profit attributable to equity holders of the Company *(HK$'000)*	**7,115**	6,891
Weighted average number of ordinary shares in issue *('000)*	**303,895**	299,149
Adjustments for warrants *('000)*	**—**	5,688
Weighted average number of ordinary shares for diluted earnings per share *('000)*	**303,895**	304,837
Diluted earnings per share *(HK cents per share)*	**2.34**	2.26

Diluted earnings per share for the year ended 31 March 2009 is the same as the basic earnings per share as the exercise of the outstanding warrants would be anti-dilutive.

10. Trade and notes receivables

	Group 2009 HK$'000	2008 HK$'000
Trade receivables	**130,714**	162,349
Less: provision for impairment	**(2,745)**	(1,973)
	127,969	160,376
Notes receivable	**11,663**	25,213
	139,632	185,589

Note:

(a) The carrying amount of the Group's trade receivables are denominated in the following currencies:

	Group 2009 HK$'000	2008 HK$'000
Hong Kong dollar	**51,974**	55,412
Chinese Renminbi	**29,565**	41,429
United States dollar	**30,039**	38,400
Canadian dollar	**19,136**	27,108
	130,714	162,349

The carrying amounts of trade receivables approximate their fair values.

There is no concentration of credit risk with respect to trade receivables as there are a large number of widely dispersed customers.

Majority of the Group's sales are made on open account, with credit terms generally ranging from 30 days to 90 days. The ageing analysis of trade receivables is as follows:

	Group 2009 HK$'000	2008 HK$'000
Less than 60 days	**100,969**	107,794
60 days to 120 days	**18,043**	40,042
Over 120 days	**11,702**	14,513
	130,714	162,349

(b) **Notes receivable**

The carrying amounts of notes receivable approximate their fair values due to their short maturity. As at 31 March 2009, all the notes receivable represent bank acceptance notes issued by third parties with average maturity of within 120 days (2008: 120 days) and are denominated in RMB.

11. **Trade payables**

Payment terms with majority of the suppliers are on open account. Certain suppliers grant credit period ranging from 30 to 60 days.

The ageing analysis of trade payables was as follows:

	Group	
	2009	2008
	HK$'000	*HK$'000*
Less than 60 days	**130,830**	141,349
60 days to 120 days	**6,084**	14,631
Over 120 days	**1,912**	5,091
	138,826	161,071

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 31 August 2009 to Friday, 4 September 2009, both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the final dividend, all properly completed transfer forms accompanied by relevant share certificates must be lodged with Tricor Abacus Limited, 26/F. Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Friday, 28 August 2009.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions as set out in the Code on Corporate Governance Practices (the "Code") set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year ended 31 March 2009, save for the following deviations:

Code Provision A.2.1

Under the Code provision A.2.1, the roles of the chairman and chief executive officer should be separated and should not be performed by the same individual.

Mr. LAU Tak Wan is the Chairman of the Board and the president of the Company. In the opinion of the Board, the role of the president and the chief executive officer is the same. The Board considers that the present structure provides the Group with strong and consistent leadership and allows for efficient and effective business planning and execution. Hence, the Board believes that it is in the best interest of the shareholders of the Company that Mr. LAU Tak Wan will continue to assume the roles of the Chairman of the Board and the president of the Company. However, the Company will review the current structure as and when it becomes appropriate in future.

Code Provision A.4.1 and A.4.2

Under the Code provision A.4.1, the non-executive directors should be appointed for a specific term, subject to re-election and under the Code provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Currently, the three independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the bye-laws of the Company, and their appointment will be reviewed when they are due for re-election.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as its code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, the directors have confirmed compliance with the required standard set out in the Model Code as provided in Appendix 10 of the Listing Rules for the year ended 31 March 2009.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including the review of the annual report for the year ended 31 March 2009.

REVIEW OF ANNUAL RESULTS

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and the annual results for the year ended 31 March 2009. The figures in respect of the preliminary announcement of the Group's results for the year ended 31 March 2009 have been agreed by the Group's auditor, PricewaterhouseCoopers, to the amounts set out in the Group's draft consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

REMUNERATION COMMITTEE

The Remuneration Committee was established on 6 December 2005 with a specific written terms of reference. The Remuneration Committee comprise two independent non-executive directors, Mr. Liu Ngai Wing and Mr. Choi Yuk Fan and one executive director, Mr. Lau Tak Wan.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 31 March 2009, the Company purchased a total of 586,000 shares of HK$0.10 each of the Company on The Stock Exchange of Hong Kong Limited, all of these shares were cancelled. Particulars of the shares repurchased are as follows:

Trading Month/Year	Number of shares repurchased	Price per share Highest price paid	Lowest price paid	Total cost (including expenses)
		HK$	*HK$*	*HK$*
August 2008	438,000	0.450	0.375	187,238
October 2008	78,000	0.330	0.325	25,732
December 2008	20,000	0.275	0.250	5,461
January 2009	50,000	0.260	0.240	13,019
	586,000			231,450

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold and redeemed any of the Company's listed securities during the year ended 31 March 2009.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

This announcement is required to be published on the website of The Stock Exchange of Hong Kong Limited ("Stock Exchange") under "Latest Listed Companies Information" and at the website of Daiwa Associate Holdings Limited at http://www.daiwahk.com/news.phtml. The annual report containing all the information required under Appendix 16 to the Listing Rules will be published on the Stock Exchange's website in due course.

By order of the Board
LAU TAK WAN
President

Hong Kong, 21 July 2009

As at the date of this announcement, the board of directors of the Company comprises Mr. Lau Tak Wan, Mr. Wan Chor Fai, Mr. Mak Hon Kai, Stanly, and Ms. Chan Yuen Mei, Pinky as executive directors and Mr. Barry John Buttifant, Mr. Liu Ngai Wing and Mr. Choi Yuk Fan as independent non-executive directors.